

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

August 4, 2008

<u>By facsimile to (704) 895-1528 and U.S. Mail</u>

Mr. Sun, Xin
Chairman and Chief Financial Officer
Universal Fog, Inc.
168 Binbei Street
Songbei District, Harbin City
Heilongjiang Province, People's Republic of China

Re: Universal Fog, Inc.
        Revised Preliminary Information Statement on Schedule 14C
        Filed July 22, 2008
        Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007,
        Amendment 3 to Annual Report on Form 10-KSB for the fiscal year ended December 31,
        2007, and Amendment 1 to Quarterly Report on Form 10-Q for the quarter ended March
        31, 2008
        File No. 0-51060

Dear Mr. Sun:

        We reviewed the filings and have the comments below.

<u>General</u>

1.   If you file your revised materials after August 14, 2008, please include audited financial
        statements as of and through June 30, 2008 for China Health Industries Holdings Limited
        pursuant to Rule 3-12 of Regulation S-X and include a discussion of results of operations
        to discuss the year ended June 30, 2008.

<u>PreR14C</u>

<u>The Companies, page 7</u>

2.   We assume the revised disclosure showing China Health's telephone number in the United States as 011-86-451 8989 1246 is incorrect. We note that is UFOG's telephone number in the People's Republic of China. Please revise.

<u>Liquidity and Capital Resources, page 20</u>

3.   We have reviewed your expanded liquidity and capital resources disclosures for the period ended March 31, 2008 included in response to our prior comment 7. Similar to our prior comment 16 in our letter dated November 21, 2007, please revise your liquidity and capital resources disclosures to discuss the underlying reasons for the changes in the account balances that affected your cash flows for the year. Your disclosure should not merely be a recitation of financial statement balances. Refer to guidance presented in Part IV of SEC Release 33-8350.

<u>Exhibit 99.5</u>

<u>Consolidated Statements of Cash Flows, page 3</u>

4.   Please tell us whether the statement of cash flows contained in your exhibit 99.5 reflects the adjustments that you have made to the statement of cash flows on page 6 in exhibit 99.1 related to the amounts contained in your accounts payable for the pharmaceutical patents and purchase of new equipment and improvements and additions to facilities.

<u>Notes to Consolidated Financial Statements, page 5</u>

5.   We note your purchase of patents, property, and equipment of $245,002 in the three months ended March 31, 2008, which increased your total assets by 13% from December 31, 2007, to March 31, 2008. Please provide a footnote disclosure that describes the transaction where you acquired the patents, property, and equipment. In your disclosure, discuss how you determined the value of the assets acquired and how you financed the purchase of the assets.

<u>10-KSB/A3</u>

<u>Exhibit 2.4</u>

6.   Refer to prior comment 11. The exhibit index states that exhibit 2.4 is "Agreement dated as of January 3, 2005 between Tom Bontems and Universal Fog, Inc. regarding certain patents." As noted previously, since the agreement is not filed as an exhibit to the form, we assume that UFOG intends to incorporate this exhibit by reference. If true, material incorporated by reference must be identified clearly. Please confirm that UFOG is incorporating the exhibit by reference, and revise future filings to identify the reference clearly.

<u>March 31, 2008 10-Q/A1</u>

<u>Facing Page</u>

7.   The facing page indicates that UFOG's Commission file number for filings under the Exchange Act is 000-50814. Our EDGAR system reflects that UFOG's Commission file number for filings under the Exchange Act is 000-51060. Please revise in future filings.

<u>Exhibits 31.1 and 31.2</u>

8.   Since the periodic report is identified as "this quarterly report on Form 10-Q" rather than this quarterly report on Form 10-Q/A1 in paragraph one of the certifications required under Item 601(b)(31) of Regulation S-K, please file corrected certifications accompanied by the entire periodic report. <u>See</u> C&DI 246.14 in our July 3, 2008 "Regulation S-K Compliance & Disclosure Interpretations" that is available on the Commission's website at http://www.sec.gov.

<u>Closing</u>

        As appropriate, please file a revised preliminary information statement and an amendment to the March 31, 2008 10-Q and respond to the comments within 10 business days or tell us when you will provide us a response. You may wish to provide us marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings includes all information investors required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures that they have made.

In connection with responding to our comments, please provide in writing a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan E. Rohn, Staff Accountant, at (202) 551-3739 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767 with any questions.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Harold H. Martin, Esq.
        Martin & Pritchett, P.A.
        17115 Kenton Drive, Suite 202A
        Cornelius, NC 28031